UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DISCOVERY LABORATORIES, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
254668106
(CUSIP Number)
October 14, 2010
(Date of Event Which Requires Filing of this Statement)
Gerald F. Roach, Esq.
Christopher B. Capel, Esq.
Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
150 Fayetteville Street
Raleigh, North Carolina 27601
(919) 821-1220
(Name, Address and Telephone Number
of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	254668106

1	NAMES OF REPORTING PERSONS PharmaBio Development Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina

	5	SOLE VOTING POWER

NUMBER OF		11,217,591 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,217,591 (1)

WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,217,591 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.6%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
1 Includes 8,000,959 shares of common stock (the “Common Stock”) of Discovery Laboratories, Inc. (the “Issuer”) beneficially owned by PharmaBio Development Inc. (“PharmaBio”) and warrants beneficially owned by PharmaBio that are exercisable for 3,216,632 shares of Common Stock. Therefore, the total shares of Common Stock of the Issuer beneficially owned by PharmBio is 11,217,591.
2 Calculated based on 196,456,598 shares of outstanding Common Stock of the Issuer on June 30, 2010, as reported in the Issuer’s Prospectus Supplement to Prospectus dated June 11, 2010 and filed with the Securities and Exchange Commission on October 13, 2010.

Page 2 of 5 Pages

CUSIP No.	254668106
Item 1
(a) Name of Issuer
Discovery Laboratories, Inc. (the “Issuer”)
(b) Address of Issuer’s Principal Executive Offices
2600 Kelly Road, Suite 100
Warrington, PA 18976-3622
Item 2
(a) Name of Person Filing
PharmaBio Development Inc.
(b) Address of Principal Business Office or, if none, Residence
c/o Quintiles Transnational Corp
4820 Emperor Boulevard
Durham, North Carolina 27703
(c) Citizenship
PharmaBio Development Inc. is a North Carolina corporation.
(d) Title of Class of Securities
Common stock, par value $0.001 per share (“Common Stock”).
(e) CUSIP Number
254668106
Item 3
Not Applicable

Item 4	Ownership
(a) Amount Beneficially Owned
Includes 8,000,959 shares of common stock of the Issuer beneficially owned by PharmaBio and warrants beneficially owned by PharmaBio that are exercisable for 3,216,632 shares of Common Stock. Therefore, the total shares of common stock of the Issuer beneficially owned by Pharmabio is 11,217,591.
(b) Percent of Class:
For PharmaBio, such 11,217,591 shares are 5.6% of the Issuer’s common stock based on the 196,456,598 shares of outstanding common stock of the Issuer on June 30, 2010, as reported in the Issuer’s Prospectus Supplement to Prospectus dated June 11, 2010 and filed with the Securities and Exchange Commission on October 13, 2010.

Page 3 of 5 Pages

CUSIP No.	254668106
(c) Number of Shares as to which such Person has:
PharmaBio:
(i)	sole power to vote or to direct the vote: 11,217,591

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 11,217,591

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

CUSIP No.	254668106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 22, 2010

PHARMABIO DEVELOPMENT INC.
By:	/s/ John L. Bradley, Jr.
Name:	John L. Bradley, Jr.
Title:	Vice President

Page 5 of 5 Pages